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                                  Exhibit 11

                          MAHASKA INVESTMENT COMPANY
                               AND SUBSIDIARIES
                STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

                                                 2001      2000      1999
                                              ---------- --------- ---------
    Earnings per Share Information:

    Weighted average number of shares
      outstanding during the year............  3,951,271 4,052,163 3,864,108

    Weighted average number of shares
      outstanding during the year
      including all dilutive potential shares  3,986,156 4,056,921 3,968,826

    Net earnings............................. $4,355,664 4,000,633 2,222,483

    Earnings per share--basic................ $     1.10      0.99      0.58

    Earnings per share--diluted.............. $     1.09      0.99      0.56